Exhibit 99.4

Certain information in this document, marked by brackets, has been omitted pursuant to Item 601(a)(6), Item 601(b)(2)(ii) or

Item 601(b)(10)(iv), as applicable, of Regulation S-K under the Securities Act of 1933, as amended, because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed or includes information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy.

AMENDED AND RESTATED MONITORING SERVICES AGREEMENT

THIS AGREEMENT is made as of April 22, 2020, and amends and restates the Monitoring Services Agreement dated August 21, 2019.

BETWEEN:

NGBA-BC HOLDINGS LTD., a corporation under the laws of the Province of British Columbia having a registered records office at [***] (“Consultant”)

AND:	ZENABIS INVESTMENTS LTD., a corporation incorporated pursuant to the laws of Canada, having an address at [***] (the “Company”)

AND:

2657408 ONTARIO INC., a corporation incorporated pursuant to the laws of the Province of Ontario, having an address at [***], as agent and nominee pursuant to the terms of the Loan Agreement

(the “Lender”)

WHEREAS:

A.

The Consultant is an investor participating in credit facilities made available to the Company pursuant to an amended and restated debenture agreement dated April 22, 2020, as may be amended, supplemented, extended, restated or replaced from time to time, (collectively, the “Loan Agreement”) issued by the Company in favour of the Lender;

B.	The Loan Agreement provides that the Company shall enter into a monitoring services agreement to enable the Consultant and the Lender to carry out the Services (as defined herein);

C.	The Consultant and the Lender shall carry out the Services as an independent contractor and not as an employee of, or partner, associate or joint venturer with, the Company; and

D.	The Company has agreed to retain the Consultant and the Lender to complete the Services.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.	Definitions

In additional to terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

(a)	“Agreement” means this Monitoring Services Agreement hereto or thereto, as the same may be amended, modified or restated, and in effect at any time;

(b)	“Applicable Securities Laws” shall have the meaning given to it in the Loan Agreement;

(c)	“Borrower” means the Company;

(d)	“Claims” shall have the meaning given to it in Section 7.1 herein;

(e)	“Consulting Fees” shall mean the fees and expenses payable by the Company to the Consultant and the Lender pursuant to Section 3.1 herein;

(f)	“Consulting and Other Services” shall have the meaning given to it in Section 4.1 herein;

(g)	“Effective Date” shall mean April 22, 2020;

(h)	“Event of Default” shall have the meaning given to it in the Loan Agreement;

(i)	“Guarantors” shall have the meaning given to it in the Loan Agreement;

(j)	“Indemnified Party” shall have the meaning given to it in Section 7.1 herein;

(k)	“Lender” has the meaning ascribed to such term in the recitals;

(l)	“Loan” shall have the meaning given to it in the Loan Agreement;

(m)	“Loan Agreement” has the meaning ascribed to such term in the recitals;

(n)	“Maturity Date” shall have the meaning given to it in the Loan Agreement;

(o)	“Monitoring Fees” shall mean the fees payable by the Company to the Consultant and the Lender pursuant to Subsection 3.1(a) herein;

(p)	“Monitoring Services” shall have the meaning given to it in Section 4.1 herein;

(q)	“Services” shall mean, collectively, the Monitoring Services and the Consulting and Other Services;

(r)	“Term” shall have the meaning given to it in Section 5 herein; and

(s)	“Transaction Documents” shall mean the Loan Agreement and all documents and agreements related thereto, including without limitation a participation agreement between the Lender and the Consultant.

2.	Engagement

2.1 The Company hereby engages the Consultant and the Lender and each of the Consultant and the Lender hereby agrees to be engaged by the Company, to provide the Services, subject to the terms and conditions hereinafter set forth for the duration of this Agreement. Each of the Consultant and the Lender, as well as any of their employees, are not, and this Agreement is not intended and will not operate to make either the Consultant or the Lender, nor any of their employees, an employee of the Company for any purpose.

2.2 The Company acknowledges and agrees that neither the Consultant nor the Lender is exclusive to the Company and that the Consultant and the Lender may now or in the future be engaged by any other company or entity to provide services to such other company or entity, which may be similar to the Services, including without limitation, services provided by the Consultant and the Lender to any company or entity which may engage in business which is similar to, or potentially competitive with, the Company. For greater clarity, nothing in this Agreement shall in any way prohibit the Consultant or the Lender from providing management or other services to any other company or entity whatsoever.

2.3 The Company represents and warrants to the Consultant and the Lender that the Company has all due right, authority and capacity to enter into this Agreement, that this Agreement does not conflict with or breach any Applicable Securities Laws or any agreements to which the Company is a party, and that the entering into of this Agreement does not require consent or approval from any third party.

3.	Compensation and Fees

3.1 The Company hereby acknowledges and agrees that in consideration for the provision of the Services by the Consultant and the Lender, the Company acknowledges and agrees to compensate the Consultant and the Lender as follows:

(a)	Monitoring Compensation. Immediately upon the Effective Date and continuing for the Term the Company shall pay to each of the Consultant and the Lender:

(i)	$50,000 per month, plus taxes (for an aggregate payment of $100,000 per month, plus taxes);

(b)

Consulting and Other Services Fees. The Company shall pay to each of the Consultant and the Lender for any Consulting and Other Services performed, on an as-necessary basis (including, without limitation, after the occurrence of any Event of Default), by the Consultant’s and/or the Lender’s professionals, at their applicable ordinary hourly charge-out rates.

(c)

Expenses. The Company shall reimburse each of the Consultant and the Lender for those expenses, which are reasonably incurred by the Consultant and/or the Lender, as applicable, in performing the Services and evidenced by receipts, within 30 days of a written request by the Consultant and the Lender, as applicable.

The Consultant and the Lender will invoice the Company on a monthly basis for the fees described above, with payment due upon receipt of invoice.

4.	Duties of Consultant and Lender

4.1 The Consultant and/or the Lender may provide the following services as each of the Consultant and the Lender deems necessary::

(a)	Monitoring Services. On a monthly and/or as-needed basis, the accounting related work as follows:

(i)	review of the monthly financial statements and reports provided by the Company;

(ii)	review the monthly covenant compliance of the Company;

(iii)	review the Company’s forecast model; and

(iv)	review and confirmation of the Company’s weekly cash flow and payment plan model,

(collectively, the “Monitoring Services”).

For greater certainty, the Consultant and the Lender may provide the Monitoring Services at any time and for any period of time in its sole discretion, whether or not an Event of Default has occurred or/and is continuing under the Loan Agreement.

(b)

Consulting and Other Services. Any services provided by the Consultant and/or the Lender that are considered above and beyond the Monitoring Services as set out in Subsection 4.1(a) above (collectively, the “Consulting and Other Services”).

4.2 The Company will permit the Consultant and the Lender, at reasonable times during regular business hours after reasonable notice not exceeding two business days, access to all its property, assets and undertakings and to all its books of account and records for the purpose of being able to provide the Services.

5.	Term

5.1 Unless earlier terminated in accordance with its terms, the term of this Agreement (the “Term”) shall commence on the Effective Date, and shall continue for a period until all indebtedness, liabilities and obligations under the Transaction Documents have been fully paid and satisfied.

6.	Confidentiality

6.1 None of the Consultant, the Lender, nor their directors, officers, employees or agents will disclose or use, for any purpose other than in relation to the Transaction Documents and matters related thereto (the “Permitted Purpose”), any confidential information of the Company prepared or derived in connection with the performance, by the Consultant and/or the Lender, of the Services, and

all such information shall be held in confidence by the Consultant and the Lender unless it is disclosed for the Permitted Purpose or required by law to disclose same. For clarity and without limiting the foregoing, Permitted Purpose shall include the disclosure of such confidential information to the Lender, collection of amounts owing to the Consultant or the Lender or the management or enforcement of the Transaction Documents. The term “confidential information” (as it is used in this Section 6.1) includes all information of, or pertaining to, the Company made available to the Consultant and/or the Lender by or through the Company but does not include information which: (i) is or becomes generally available to the public at or prior to the time of disclosure or use by the Consultant or the Lender other than as a result of disclosure in violation of this Agreement; (ii) was available to the Consultant or the Lender on a non-confidential basis prior to its disclosure to the Consultant or the Lender by the Company; or (iii) becomes available to the Consultant or the Lender on a non-confidential basis provided that such information is not, to the Consultant’s and the Lender’s knowledge, disclosed to it by such source in violation of a confidentiality agreement between such source and the Company. The provisions of this paragraph will terminate two years after the earlier of (i) the expiry of the Term of this Agreement, and (ii) the date of termination of this Agreement pursuant to Section 5 above.

6.2. Neither the Company nor its directors, officers, employees or agents will disclose or use, for any purpose other than administration of this Agreement (the “Administrative Purpose”), any confidential information of the Consultant or the Lender, including the terms of this Agreement, prepared or derived in connection with the performance by the Consultant and the Lender of the Services, and all such information shall be held in confidence by the Company unless it is disclosed for the Administrative Purpose or required by law to disclose same. The term “confidential information” (as it is used in this Section 6.2) includes all information of, or pertaining to, the Consultant and/or the Lender made available to the Company by or through the Consultant or the Lender but does not include information which: (i) is or becomes generally available to the public at or prior to the time of disclosure or use by the Company other than as a result of disclosure in violation of this Agreement; (ii) was available to the Company on a non-confidential basis prior to its disclosure to the Company by the Consultant or the Lender; or (iii) becomes available to the Company on a non-confidential basis provided that such information is not, to the Company’ knowledge, disclosed to it by such source in violation of a confidentiality agreement between such source and the Consultant and/or the Lender. The provisions of this paragraph will terminate two years after the earlier of (i) the expiry of the Term of this Agreement, and (ii) the date of termination of this Agreement pursuant to Section 5 above.

7.	Indemnification

7.1 In consideration of the Consultant and the Lender entering into this Agreement, the Company agrees to indemnify and hold each of the Consultant and the Lender, their affiliates or subsidiaries and each and every one of their directors, officers, employees and agents (each an “Indemnified Party” or collectively, the “Indemnified Parties”) harmless from and against any and all fees, costs, expenses, losses, actions, suits, proceedings, investigations, claims, damages, fines, penalties or liabilities of any nature whatsoever, joint or several, arising or in connection with and relating to the provision of the Services, including without limiting: (i) the aggregate amount paid by the Indemnified Parties, in settlement of any actions, suits, proceedings, investigations or claims brought against the Indemnified Party (collectively, “Claims”) brought by any party against the Company; and (ii) all fees, costs and expenses incurred by an Indemnified Party in investigating, preparing for, defending against, providing evidence in, producing documents or taking any action in respect of any commenced or threatened Claim, provided, however, that the Company shall not be liable under the foregoing indemnification provisions to the extent that any fee, cost, expense, loss, Claim, damage, fine, penalty or liability is found in a final judgment to have resulted from the Consultant’s or the Lender’s, respectively, bad faith, dishonesty, illegal or wilful misconduct or fraud. Each of the Consultant and the Lender agrees to notify the Company forthwith in writing of the assertion against it or any other Indemnified Party of any Claim provided that the Consultant’s or the Lender’s failure to so notify shall not relieve the Company from any obligation or liability hereunder. In the event of any Claim, the Company shall be entitled to participate in the investigation and defense thereof and, after written notice to the Consultant and the Lender, to assume the investigation and defense of such Claim with counsel of its choice, unless such counsel presents, in the opinion of the Consultant or the Lender, a conflict of interest or potential conflict of interest and all fees and expenses incurred with respect to the defense of any Claim will be advanced on an as-incurred expense. In no event will the Company be liable for indemnification in respect of any Claim settled without the Company’s prior written consent, such consent not to be unreasonably withheld. The covenants and indemnities contained in this Agreement shall be in addition to any liability which the Company may otherwise have to any Indemnified Party, shall be available notwithstanding any investigation made by the Consultant or the Lender or on the Consultant’s or the Lender’s behalf, shall extend upon the same terms and conditions to all Indemnified Parties, shall be binding upon the Company and, in addition to the Indemnified Parties, shall enure to the benefit of any successors, assigns, heirs, executors and administrators of any such Indemnified Party. The Company agrees that in the event that any legal or other claim is brought involving the Company or if any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company or any funds in connection with it, or any of their respective subsidiaries or affiliates, including any managers of any such funds, or its or their activities and the Consultant, the Lender or any Indemnified Party is required to testify in connection therewith or is required to respond to procedures designed to discover information regarding, in connection with, or by reason of, the performance of the Consultant’s or the Lender’s Services rendered to the Company and its subsidiaries or any one or more of them hereunder, then unless such claim or investigation is found in a final judgment to have resulted from the Consultant’s or the Lender’s, respectively, bad faith, dishonesty, illegal or wilful misconduct or fraud, the Company will pay to any Indemnified Party a per diem amount equal to the Consultant’s and the Lender’s ordinary consulting fees, pro-rated as applicable, together with all reasonable out-of-pocket expenses.

8.	No Liability

8.1 The Company expressly agrees that each of the Consultant and the Lender makes no representations, warranties, or covenants and assumes no liability whatsoever to the Company or any other person with respect to the Services or any matter related to the Services, including without limitation as to the accuracy or completeness of the Services, or the fitness of the Services for any particular purpose.

9.	Non-Solicitation

9.1 The Company agrees that it shall not, without the prior written consent of the Consultant or the Lender, respectively, directly or indirectly, or in any manner whatsoever, solicit as an employee or consultant or contractor, any of the employees or contractors of the Consultant or the Lender, respectively, during the period of this Agreement and for a period of 24 months following the termination of this Agreement.

9.2 Each of the Consultant and the Lender agrees that it shall not, without the prior written consent of the Company, directly or indirectly, or in any manner whatsoever, solicit as an employee or consultant or contractor, any of the employees or contractors of the Company, during the period of this Agreement and for a period of 24 months following the termination of this Agreement.

10.	Default

10.1 Without in any way limiting the generality of the Transaction Documents, any default under any of the terms and conditions of this Agreement shall be and shall be deemed to be an Event of Default as defined in the Loan Agreement and the Lender shall be entitled to exercise all of its rights and remedies under the Transaction Documents and any security held by the Lender thereunder.

10.2 This Agreement is in addition to and not in substitution for any of the Transaction Documents.

11.	General

11.1 Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

11.2 This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by either party hereto without the prior express written consent of the other party.

11.3 This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

11.4 No change or modification of this Agreement will be valid unless it is in writing and signed by each party to this Agreement.

11.5 The term “Company” includes any affiliates or subsidiaries of the Company. The Company shall cause its affiliates or subsidiaries to comply with its obligations under this Agreement as if such affiliates or subsidiaries are also parties to this Agreement.

11.6 The term “Consultant” includes any affiliates or subsidiaries of the Consultant and any employees, officers or directors of the Consultant may provide all or part of the Services. The Consultant shall cause its affiliates or subsidiaries to comply with its obligations under this Agreement as if such affiliates or subsidiaries are also parties to this Agreement.

11.7 The term “Lender” includes any affiliates or subsidiaries of the Lender and any employees, officers or directors of the Lender may provide all or part of the Services. The Lender shall cause its affiliates or subsidiaries to comply with its obligations under this Agreement as if such affiliates or subsidiaries are also parties to this Agreement.

11.8 It is intended that all of the provisions of this Agreement will be fully binding and effective between the parties. In the event that any particular provision or provisions or a part of one or more is found to be void, voidable or unenforceable for any reason whatsoever, then the particular provision or provisions or part of the provision will be deemed severed from the remainder of this Agreement.

11.9 The Company will promptly and fully provide the Consultant and the Lender with all information, data and materials reasonably requested by the Consultant or the Lender from time to time for any purposes relating to this Agreement including, without limitation, in relation to provision of the Services, evidencing any calculations or determinations, including with respect to approvals and consents and the application of laws, made by the Company under this Agreement.

11.10 All Transaction Documents delivered by the Company and/or the Guarantors and all covenants, terms and provisions thereof, except as expressly amended or supplemented by this Agreement, shall be and continue to be in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided for herein. The Borrower acknowledges that on the Effective Date all obligations on such date are payable in accordance with their terms and the Borrower waives any defense, offset, counterclaim or recoupment with respect to such obligations arising out of actions, inactions or any other circumstance in effect, arising or occurring prior to the date hereof.

11.11 Each of the Consultant and the Lender is an independent contractor and nothing in this Agreement will construe the relationship as creating any supervisory, management or fiduciary obligations whatsoever and in no circumstances, will the Consultant or the Lender be deemed to be an employee, agent, partner or joint venture of the Company.

11.12 This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in such Province.

[Signature page follows]

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto on April 22, 2020.

ZENABIS INVESTMENTS LTD.

/s/ [***]
[***], Authorized Signatory

NGBA-BC HOLDINGS INC.

/s/ [***]
[***]

2657408 ONTARIO INC.

/s/ [***]
[***]

Signature Page to AMENDED AND RESTATED MONITORING SERVICES AGREEMENT